FROM : Securities Services 309-2579 PHONE NO. : 604 807 5658 May. 10 2004 10:37AM P1

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection [redacted] personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the ad[redacted]e securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required [redacted]s legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any per[redacted]/ authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the sec[redacted] the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

04030029

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

~~ODESSA GOLD CORP~~
Int'l Chargold Resources
12g 82-4385

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 07 04 04

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: YES [ ] NO [ ]

[redacted] PHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: MUELLER

GIVEN NAMES: EBERHARD

NO. STREET APT: PH #8 1060 ALBERNI STREET

CITY: VANCOUVER

PROV: BC POSTAL CODE: V6E 4K2

BUSINESS TELEPHONE NUMBER: 604-669-7715

BUSINESS FAX NUMBER: 604-687-3581

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: YES [ ] NO [ ]

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [/] ALBERTA
- [ ] ONTARIO
- [/] BRITISH COLUMBIA
- [ ] QUÉBEC
- [ ] MANITOBA
- [ ] SASKATCHEWAN
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA

+ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY MONTH YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
WARRANTS	457837							457837	2	MERCAP INV.
WARRANTS	100000							100000	3	KRYSTYNA MUELLER
OPTIONS	400000							400000	1	
COMMON	107500	30 04 04	10		1000	.145		106500	3	KRYSTYNA MUELLER
COMMON	225000							225000	1	
COMMON	999734							999734	2	SEE REMARKS

SUPPL

PROCESSED
MAY 17 2004
THOMSON FINANCIAL

ATTACHMENT: YES [ ] NO [X]

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE: [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

Of the 999734 Indirect Common: Active- 202000 - I own 100%.
Mercap- 797734 - I own 50%.
The 225000 Direct Common are held in Escrow.

RECEIVED
2004 MAY 13 A 9:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): ED MUELLER

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 10 05 04

dlw 5/17

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE